SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BigBand Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

089750509
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert E. Horton
Senior Vice President and General Counsel
BigBand Networks, Inc.
475 Broadway Street
Redwood City, California 94063
650-995-5000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copy to:
J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California
650-493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$23,981,731	$1,710

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,250,106 shares of common stock of BigBand Networks, Inc. having an aggregate value of $23,981,731 as of October 18, 2010 will be exchanged and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to an offer by BigBand Networks, Inc., a Delaware corporation (“BigBand” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options to purchase up to an aggregate of 6,250,106 shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price per share greater than or equal to $3.50, (ii) were granted under either the BigBand 2007 Equity Incentive Plan, including the BigBand 2007 Equity Incentive Plan Israeli Sub-plan thereunder (the “2007 Plan”) or the BigBand 2003 Share Option and Incentive Plan, including the BigBand 2004 Share Option and Incentive Plan Sub-plan for Israeli Employees thereunder (the “2003 Plan”), and (iii) are held by Eligible Employees (as defined below), except as otherwise described in the Offer to Exchange (the “Eligible Options”).
     An “Eligible Employee” refers to an employee of the Company or any of its subsidiaries that resides in the U.S., China, Hong Kong, Israel or Korea as of the start of the Exchange Offer and remains an employee of the Company or any of its subsidiaries in any such countries through the expiration of the Exchange Offer and the RSU grant date. Our executive officers are Eligible Employees and therefore may participate in the Exchange Offer. However, the non-employee members of our board of directors are not Eligible Employees and therefore may not participate in the Exchange Offer.
     Eligible Options may be exchanged for Restricted Stock Units (“RSUs”) under the 2007 Plan, upon the terms and subject to the conditions set forth in:
     (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated October 21, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A);
     (ii) the Launch Announcement E-Mail dated October 21, 2010, attached hereto as Exhibit (a)(1)(B);
     (iii) the Election Form, attached hereto as Exhibit (a)(1)(C);
     (iv) the Forms of Confirmation E-mail, attached hereto as Exhibit (a)(1)(D);
     (v) the Forms of Reminder E-mail, attached hereto as Exhibit (a)(1)(E);
     (vi) the Form of Informational Presentation to Employees, attached hereto as Exhibit (a)(1)(H); and
     (vii) the Form of Confirmation Letter to Israeli Tax Authorities, attached hereto as Exhibit (a)(1)(J).
     These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     BigBand is the issuer of the securities subject to the Exchange Offer. The address of the BigBand’s principal executive office is 475 Broadway Street, Redwood City, CA 94063, and the telephone number at that address is (605) 995-5000. The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Information concerning BigBand” is incorporated herein by reference.
     (b) Securities.
     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of RSUs; expiration date,” “Acceptance of options for exchange and issuance of RSUs,” and “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.
     As of October 18, 2010, there were outstanding Eligible Options to purchase 6,250,106 shares of the Company’s common stock.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of RSUs; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of RSUs,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of RSUs,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange are incorporated herein by reference.
     (b) Purchases.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in sections of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of RSUs” and “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. See also: (1) the 2003 Plan attached hereto as Exhibit d(1), (2) the 2007 Plan attached hereto as Exhibit d(2), (3) the Form of Restricted Stock Unit Agreement (U.S.) attached hereto as Exhibit a(1)(F), and (4) Form of Restricted Stock Unit Agreement (Non-U.S.) attached hereto as Exhibit a(1)(G), which contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of RSUs” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Conditions of the offer” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.

Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial information,” and “Additional information” is incorporated herein by reference. The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the caption “Financial Statements and Supplementary Data,” filed with the Commission on March 5, 2010, and the information in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 under the caption “Financial Statements,” filed with the Commission on August 9, 2010, is incorporated herein by reference and can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated October 21, 2010

(a)(1)(B)	Launch Announcement E-mail dated October 21, 2010

(a)(1)(C)	Election Form

(a)(1)(D)	Forms of Confirmation E-mail

(a)(1)(E)	Forms of Reminder E-mail

(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S.) (which is incorporated herein by reference to Exhibit 10.6C to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007, Commission File No. 001-33355)

(a)(1)(G)	Form of Restricted Stock Unit Agreement (Non-U.S.) (which is incorporated herein by reference to Exhibit 10.6D to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007, Commission File No. 001-33355)

(a)(1)(H)	Form of Informational Presentation to Employees

(a)(1)(I)	Screen Shots from Offer Website

(a)(1)(J)	Form of Confirmation Letter to Israeli Tax Authorities

(b)	Not applicable.

(d)(1)	2003 Share Option and Incentive Plan, including the 2004 Share Option and Incentive Sub-Plan for Israeli Employees (which is incorporated herein by reference to Exhibits 10.4 and 10.5 to the Registrant’s Registration Statement on Form S-1 filed with the Commission on December 22, 2006, Commission File No. 333-139652)

(d)(2)	2007 Equity Incentive Plan, including the 2007 Equity Incentive Sub-Plan for Israeli Employees, and the forms of option and restricted stock agreements thereunder (which are incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission on March 8, 2007, Commission File No. 333-139652, and Exhibits 10.6A-F to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 10, 2007, Commission File No. 001-33355)

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BigBand Networks, Inc.
/s/ Robert E. Horton
Robert E. Horton
Senior Vice President and General Counsel

Date: October 21, 2010

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated October 21, 2010

(a)(1)(B)	Launch Announcement E-mail dated October 21, 2010

(a)(1)(C)	Election Form

(a)(1)(D)	Forms of Confirmation E-mail

(a)(1)(E)	Forms of Reminder E-mail

(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S.) (which is incorporated herein by reference to Exhibit 10.6C to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007, Commission File No. 001-33355)

(a)(1)(G)	Form of Restricted Stock Unit Agreement (Non-U.S.) (which is incorporated herein by reference to Exhibit 10.6D to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007, Commission File No. 001-33355)

(a)(1)(H)	Form of Informational Presentation to Employees

(a)(1)(I)	Screen Shots from Offer Website

(a)(1)(J)	Form of Confirmation Letter to Israeli Tax Authorities

(b)	Not applicable.

(d)(1)	2003 Share Option and Incentive Plan, including the 2004 Share Option and Incentive Sub-Plan for Israeli Employees (which is incorporated herein by reference to Exhibits 10.4 and 10.5 to the Registrant’s Registration Statement on Form S-1 filed with the Commission on December 22, 2006, Commission File No. 333-139652)

(d)(2)	2007 Equity Incentive Plan, including the 2007 Equity Incentive Sub-Plan for Israeli Employees, and the forms of option and restricted stock agreements thereunder (which are incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission on March 8, 2007, Commission File No. 333-139652, and Exhibits 10.6A-F to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 10, 2007, Commission File No. 001-33355)

(g)	Not applicable.

(h)	Not applicable.